UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         January 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EnerNorth Industries Inc.
        (formerly: Energy Power Systems Limited)

Date: January 6, 2005                        By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
                                President, Secretary & Director

EnerNorth Industries Inc.

Via: Sedar

January 6, 2005

The Alberta Securities Commission
The British Columbia Securities Commission
The Ontario Securities Commission
Newfoundland Securities Commission

Attention: Continuous Disclosure
Please find attached hereto Form 51-103F3 Material Change Report for a press release issued by the Corporation on December 30, 2004.
Should you require additional documentation, please do not hesitate to contact the undersigned.

Yours truly,
ENERNORTH INDUSTRIES INC.

Per:     "Sandra J. Hall",
President and Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.        Name and Address of Company

ENERNORTH INDUSTRIES INC. 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.        Date of Material Change

December 30, 2004.

Item 3.        News Release

The News Release was disseminated via CCNMatthews via North American Disclosure on December 30, 2004.

Item 4.        Summary of Material Change

EnerNorth Industries Inc. ("EnerNorth") entered into a binding Letter of Intent with Spectrum Sciences and Software Holdings Corp. ("Spectrum") for the sale of M&M Engineering Limited ("M&M"), a wholly owned subsidiary of EnerNorth, for Cdn $7,462,000 cash at closing. The Letter of Intent is subject to certain conditions including:

•	completion of due diligence by Spectrum;
•	completion of a mutually agreeable Purchase and Sale agreement;
•	receipt of satisfactory legal opinions from EnerNorth and Spectrum;
•	approval by the respective Boards of Directors;
•	approval of the shareholders of EnerNorth and any applicable regulatory authorities; and
·	M&M having working capital of not less than Cdn $3,800,000 at closing.

The transaction will be a purchase by Spectrum of 100% of the common shares and 100% of the preferred shares of M&M held by EnerNorth (the "Purchased Shares") to close on or about January 26, 2005 (the "Closing Date"). In addition, upon signing the Purchase Agreement, Spectrum shall pay a Cdn $500,000 deposit to EnerNorth which shall be refundable to Spectrum unless Spectrum fails to close the transaction notwithstanding satisfaction of all conditions to Spectrum’s obligations under the Purchase Agreement. The purchase price for the Purchased Shares is agreed as Cdn $7,462,000 cash paid on the Closing Date subject to working capital adjustments. In addition, on closing EnerNorth may retract Cdn $1,000,000 of preferred shares of M&M and Spectrum will subscribe for Cdn $1,000,000 of preferred shares of M&M.

Spectrum will prior to January 21, 2005 perform a due diligence review of the total operation of M&M. To the extent that the results of such review are not satisfactory to Spectrum, Spectrum may terminate the Purchase Agreement without any further obligation thereunder by providing written notice of such termination to EnerNorth at any time on or before January 21, 2005, in which case the deposit shall be refunded to Spectrum.

EnerNorth agrees that it shall not solicit, seek, contact or continue negotiations with any other potential acquiror of all or a substantial portion of the assets or equity of M&M. Spectrum understands that EnerNorth’s Board has a fiduciary duty to review and consider acceptance of higher bids to the extent such an unsolicited higher offer is received prior to the Closing Date. However, if EnerNorth sells all or a substantial portion of the assets or equity of M&M to any party other than Spectrum, then EnerNorth shall pay to Spectrum, upon closing of such an alternative offer, a cash breakup fee of five (5) percent of the alternative transaction value. Under no circumstances shall the net alternative transaction sale price be less than Cdn $7.5 million after payment of a break-up fee to Spectrum but before EnerNorth’s expenses.

Item 5.        Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.        Omitted Information

Not applicable.

Item 8.        Executive Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.        Date of Report

January 6, 2005.

The foregoing accurately discloses the material change referred to herein.

ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President & Secretary